FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
REPORT OF FOREIGN ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of October 2007
CERAGON NETWORKS LTD.

(Translation of registrant’s name into English)
24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F     ☑     Form 40-F     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     ☐     No     ☑
If “Yes” is marked, indicate below the file number assigned to the registration in connection with Rule 12g3(b): 82 —

Signature
EX-99.A: UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
EX-99.B: PRESS RELEASE

Explanatory Note
          Ceragon Networks Ltd. (the “Company”), is furnishing on this Form 6-K its unaudited interim consolidated financial statements for the six months ended June 30, 2007 and June 30, 2006, which are included in its Registration Statement on Form F-3 filed with the U.S. Securities and Exchange Commision (“SEC”) on the date of this Form 6-K.
          On August 8, 2007, subsequent to its earnings release for the six months ended June 30, 2007, as furnished on Form 6-K on July 23, 2007, the Company made a settlement offer in connection with its discussions with NEC Corporation (“NEC”) regarding the alleged use by the Company of certain of NEC’s intellectual property rights, as disclosed in the Company’s previous filings with the SEC. As a result of this settlement offer, the Company has made an adjustment to its financial statements for the six months ended June 30, 2007 to reflect the accrual of a settlement reserve expense of $450,000. Since the offer constitutes a post-balance sheet event, this adjustment was not reflected in the Company’s earnings release on July 23, 2007. The Company’s earnings release did not constitute an issuance of financial statements under the applicable SEC regulations and as such remained subject to change.

Signature
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERAGON NETWORKS LTD.
Date: October 2, 2007	By:	/s/ Norman Kotler
Norman Kotler
General Counsel and Corporate Secretary

Exhibit Description

Exhibit A:	Unaudited Interim Consolidated Financial Statements for the Six Months Ended June 30, 2007 and June 30, 2006 and Unaudited Interim Condensed Balance Sheet as of June 30, 2007.

Exhibit B:	Press Release dated October 2, 2007.